Trinad Capital Master Fund Ltd.
                              153 East 53rd Street
                                   48th Floor
                               New York, NY 10019

                                                               November 29, 2005
Wayne Cape
Chief Executive Officer
Optio Software, Inc.
Windward Fairway II
3015 Windward Plaza
Alpharetta, GA  30005

Attention:  Board of Directors of Optio Software, Inc.

Gentlemen:

      As you are aware, Trinad Capital Master Fund Ltd. and its affiliates ("Trinad" or "we"), is a significant shareholder of Optio Software, Inc. ("Optio" or the "Company"), and has been a strong supporter of Optio throughout 2005. While we believe that management is currently doing a good job of running the business, we believe that the common stock of Optio is severely undervalued.

      Given the stock's current value and the Company's strong cash position, we would like to take this opportunity to encourage management to consider and explore, as appropriate, a number of strategic alternatives in order to increase and maximize shareholder value. We believe increased value could be achieved through a number of corporate actions, including a stock repurchase program whereby Optio uses a portion of its cash position to support the market and convey its belief that the stock is undervalued. In addition, Optio should actively consider strategic acquisitions or joint venture/business combinations as part of increasing revenue and creating growth opportunities.

      We would like to reiterate our support of Optio's management, operations and prospects. We truly hope you consider our suggestions in order to increase shareholder value. Thank you for your time and consideration.

                                             Very truly yours,

                                         TRINAD CAPITAL MASTER FUND LTD.
                                             By: Trinad Capital L.P.
                                             By: Trinad Advisors GP LLC

                                             By:  /s/ Jay Wolf
                                                -------------------------------
                                             Name:  Jay A. Wolf
                                             Title: Managing Director